UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report July 2, 2019

Commission File No. 024-10865

CARDONE EQUITY FUND V, LLC
(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 9. Other Events

The Company recently closed on two properties previously reported on a FORM 1-U filed on May 29, 2019 via a special purpose entities. Please see the below press release for information relating to the properties as well as our Form 1-U filed on May 29, 2019 which may be found here: http://www.sec.gov/Archives/edgar/data/1741665/000147793219003202/cardone_1u.htm

10X Author, Grant Cardone Acquires 501-Unit Luxury Apartment Complex in Sunrise, Florida

Cardone Capital, a Miami-based multifamily investment firm owned by Grant Cardone, announced the acquisition of 10X Living at Sawgrass, a garden-style apartment community with 501 units located within walking distance to the second largest mall in Florida, Sawgrass Mills.

The property is being renamed by Grant Cardone to 10X Living.

This acquisition put the firm at almost $350M in transactions in the last seven months, putting Cardone Capital at 5,083 units and $1.1 Billion AUM.

10X Living at Sawgrass was represented by Robert Givens at Cushman & Wakefield and is a 10-building, 2014 built community with access to jobs and retail within a quintessential Florida suburban community across from the famous BBT.

Cardone Capital allows accredited, and non-accredited investors opportunity to invest alongside Cardone and has raised almost $200M in twenty months from Cardone’s social media following.

"We're disrupting the real estate industry and changing the way people invest by using crowdfunding to replace the middleman (big banks) & give everyday people access to great real estate. I’m excited to offer both accredited and non-accredited investors the opportunity to own a piece of properties like 10X Living at Sawgrass which is typically only available to the super wealthy," stated Grant Cardone, CEO of Cardone Capital.

With the growing trend of both baby boomers and millennials preferring to rent rather than own a home, everyone is craving the amenities of gated, well-located communities like 10X Living at Sawgrass; expansive clubhouse and business center, two large resort style pools, a 24-hour fitness center, a children’s playground, a dog park, and a jogging trail.

"Mr. Cardone is very bullish on multi-family and closed 458 units in Austin, Texas at the end of the year, and 351 units in Sugar Land Texas, tomorrow he announces the close of 456 units in the Naples, Florida market. Don’t be surprised to see him close another 1000 units he has under contract over the next sixty days," says COO of Cardone Capital, Sheri Hamilton.

For more information on Cardone Capital and investment opportunities, call 833-822-7435 or go to Cardonecapital.com.

Grant Cardone (Founder of the 10X Movement) Purchases 456-Unit in Naples, Florida.

10X Living at Naples

The 3rd Acquisition of 2019 for Cardone Capital brings AUM to $1.2 Billion

Naples, FL - Cardone Capital, a Miami-based multifamily investment firm owned by Grant Cardone, announced the acquisition of 10X Living at Naples, a garden-style apartment community with 456 units located in the prestigious Naples Florida market.

The property is in an excellent location and sits on 38 acres within minutes of significant demand drivers such as beautiful white-sand beaches, upscale shopping, employment centers, public and private golf courses. The expansive amenity package of the property includes; a well-appointed clubhouse, a chef-inspired kitchen, a state-of-the-art fitness center and screened-in porches where 72% of the units have water views.

Cardone Capital allows both accredited, and non-accredited investors opportunity to invest in this desirable asset with a consistent cash-flow typically reserved for institutions and high net worth investors.

"The best investment vehicle available today is income-producing real estate in warm states where there exist positive job growth and tax advantages over other states. Baby boomers in the Northeast are going to sell their homes, move south and spend their golden years renting not owning. Additionally, 75 million millennials want mobility, not a mortgage," stated Grant Cardone, CEO of Cardone Capital.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

/s/ Grant Cardone

Grant Cardone, Manager of Cardone Capital, LLC

Manager

July 2, 2019

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